File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑          Form 40-F  ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐          No  ☑.
      [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82:                     .]

1Q’07 Investor Conference Presentation Materials & Quarterly Report	3 ~ 7

Signatures	8

MACRONIX ANNOUNCES FIRST QUARTER 2007 RESULTS
     ● Net revenues increased 17% over Q1 2006 to US$156.21 million
     ● Operating income turned positive over Q1 2006 to US$12.03 million
Hsinchu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXIC, TSEC: 2337) today announced the un-audited financial results for the first quarter of year 2007. All numbers were prepared in compliance with the R.O.C. GAAP on an unconsolidated basis.
Summary of the First Quarter 2007:
●	Total net revenues increased 17% over first quarter 2006 to NT$5,155 million (US$156.21 million). Gross profit is NT$1,676 million (US$ 50.79million) with gross margin 33%.
●	Operating income turned positive to NT$397 million (US$12.03 million).
●	Net income reached NT$550 million (US$16.67 million), a turnaround from a loss of NT$627 (US$19 million) in the first quarter of 2006.
●	Earnings per American Depositary Share (“ADS”) for the first quarter 2007 were NT$0.19 (US$0.006), compared to NT$-0.22 for the first quarter 2006.
Commenting on these results, Miin Wu, Chairman and CEO of Macronix, said: “We are pleased with our performance this quarter. Despite the seasonal slowdown, sales are still progressing well on a year over year basis. The strong results reflect our continual focus on technology advancement and cost reduction while providing quality products to our customers. Our turnaround strategy to focus R&D spend, improve our cost structure and manage assets is beginning to show results.”
First-Quarter 2007 Financial Highlights:
Positive Operating Income and a Record High Q1 Gross Margin since 2002
Revenues
The Company announced first quarter net sales revenues of NT$5,155 million (US$156.21 million), an increase of 17% year-over-year, and 20% decrease sequentially. The sequential revenue decline is a result of regular seasonal patterns. However, the revenue increase from the first quarter 2006 shows the overall strong growth in ROM demand from game cartridges.
Gross Profit and Gross Margins
Gross profit was a record high first quarter result over last five years. Gross margin for the first quarter was 33% and a significant improvement from 13% year-over-year, but decreased from 39% in the fourth quarter of 2006. Gross profit was NT$1,676 million (US$50.79 million), an increase of 203% year-over-year, and a sequential decrease of 33%.

Operating Expenses and Operating Income
Operating expenses for the first quarter were NT$1,279 million (US$38.76 million), an increase of 16% year-over-year and a sequential decrease of 8%. Operating income for the first quarter was NT$397 million (US$12.03 million), compared to a loss NT$546 million in the first quarter of 2006.
Non-operating Income and Expenses
Net non-operating income was NT$186 million (US$5.64 million) for the quarter, consisting of net interest income of NT$35 million (US$1.06 million), recognized investment loss of NT$58 million (US$1.76 million), gain on disposal of fixed assets of NT$0.4 million (US$0.012 million), net inventory loss provision of NT$17 million (US$0.52 million), net foreign exchange gain of NT$131 million (US$3.97 million), and the net other income of NT$94 million (US$2.85 million).
Net Income and EPS
Net income before tax was NT$583 million (US$17.67 million), compared to the NT$1,255 million (US$38.03 million) in the fourth quarter of 2006, but improved significantly from the net loss of NT$558 million (US$16.91 million) in the first quarter of 2006. For the first quarter of 2007, the estimated tax provision was NT$33 million (US$1 million) and the net income after tax was NT$550 million (US$16.67 million). EPS was NT$0.19 (US$0.006), compared to NT$0.46 in the fourth quarter of 2006 and a loss of NT$0.22 (US$0.007) in the first quarter of 2006. The book value is NT$10.96 per share.
Balance Sheet
Macronix’s revenue and margin growth has improved the Company’s cash and debt position. The debt-to-asset ratio is now 0.20, which is solid improvement from the level of 0.35 from the second quarter of 2006. As of March 31, 2007, the Company had NT$10,143 million (US$307.36 million) in cash and cash equivalents. With the inclusion of restricted deposits, the cash position would have been NT$11,385 million (US$345 million). Net inventory decreased by NT$12 million (US$0.36 million) to
NT$3,954 million (US$119.82 million), compared to NT$3,966 million (US$120.18 million) for the fourth quarter of 2006.
The total liability increased to NT$8,009 million (US$242.70 million), an increase of NT$376 million (US$11.39 million), compared to NT$7,633 million (US$231.30 million) at the end of December 31, 2006. Owner”s equity was NT$31,955 million (US$968.33 million). Depreciation and amortization expenses were NT$981 million (US$29.73 million) for the quarter, a decrease of NT$119 million (US$3.61 million), compared to the fourth quarter of 2006. Cash flow from operations was NT$533 million (US$16.15 million) in the quarter. Capital expenditure for the quarter was NT$1,635 million (US$49.55 million) due mainly from the purchases of equipment for the advanced process technology in the 8” fab.
Business Highlights
ROM and Flash Counted 47% and 41% of the Net Sales Respectively
Sales in the first quarter from ROM revenue accounted for 47% of net sales, an increase of 42% year-over-year and a sequential decrease of 28%.

Strong demand in game cartridge sales was the primary driver of our year-over-year sales. Flash products accounted for 41% of net sales, an increase of 14% year-over-year and a sequential decrease of 2%. The unit shipments of Flash increased 44% year-over-year and a sequential increase of 11%. Despite pricing pressure, Macronix was still able to deliver a 14% increase in revenue over the first quarter of 2006.
Sales in SMS products accounted for 12% of net sales, an increase of 14% year-over-year and a sequential decrease of 4%. SLC has been spun off to four subsidiary companies since January 1, 2007.
Capacity utilization rate maintained at 92%; Products of the Advanced Process Technology Kept in the Same Range
The products made by 0.15 um, 0.13 um and 0.10 um of the advanced process technology collectively accounted for 76% of net sales revenue for the first quarter of 2007. Capacity utilization rate was increased to 92% from 89% year-over-year, and decreased from 98% in the previous quarter because of the seasonal slowdown at the Fab1 foundry.
Quarterly Income Statements
Unit: NT$ million (except EPS)

				QoQ	YoY
	2007/Q1	2006/Q4	2006/Q1	Change	Change
Net Sales Revenue	5,155	6,431	4,416	(20%)	17%
Gross Profit	1,676	2,492	553	(33%)	203%
Gross Margin%	33%	39%	13%	—	—
Operating Expenses	(1,279)	(1,391)	(1,100)	(8%)	16%
Operating Income (Loss)	397	1,101	(546)	(64%)	—
Net Non-Operating Income (Loss	186	155	(12)	—	—
Income Before Tax	583	1,255	(558)	(54%)	—
Income Taxes	(33)	83	(69)	—	—
Net Income	550	1,338	(627)	(59%)	—
EPS* (NT$)	0.19	0.46	(0.22)

*	As of 3/31/2007, the company had 2,912 million weighted average outstanding shares.

*	For details, please refer to the audited financial reports in Q1’07.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2005 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 17, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.
Founded in 1989, Macronix International Co., Ltd. (TSE: 2337.TT, NASDAQ: MXIC) is a leading provider of innovative Non-Volatile Memory (NVM) solutions. Macronix is the largest worldwide manufacturer of ROM products, and also provide wide range of NOR Flash products across various densities for system embedded, consumer, and enterprise applications.
For more information, please visit the Company’s website at www.macronix.com.

Contacts: Michelle Chang Macronix International Co., Ltd. Public Relations +03 578 6688 ext. 71233 michellechang@mxic.com.tw	Douglas Sun Macronix International Co., Ltd. Finance Center +03 578 6688 ext. 76632 douglassun@mxic.com.tw

Investor Relations (NY):	Investor Relations (HK):
Delia Cannan, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 212-889-4350 macronix@taylor-rafferty.com www.taylor-rafferty.com	David Dambro, Director Taylor Rafferty 3213 Cosco Tower 183 Queen’s Road Central Hong Kong +852 3196 3712 macronix@taylor-rafferty.com www.taylor-rafferty.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 3, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh Title: Associate Vice President of Finance Center